Exhibit 99.2

6 December 2005

DIRECTORS’ INTERESTS

The following directors today exercised options over Mitchells & Butlers plc shares, disposing of sufficient shares to meet costs, tax and NI as shown below:

Director	Share plan	Option price	Options exercised – shares	Shares sold	Selling price	Shares retained	Balance of shares under option

Tony Hughes	Performance Restricted Share Plan	£1.00 per option	55,840	22,953	£3.964469	32,887

	Executive Share Option Plan	£2.68 per share	21,931	17,784	£3.964469	4,147
							1,402,593

Mike Bramley	Performance Restricted Share Plan	£1.00 per option	55,840	22,953	£3.921565	32,887

	Executive Share Option Plan	£2.9171 per share	37,300	31,742	£3.921565	5,558
							1,318,901

Share balances

Following the above transactions, these directors hold the following Mitchells & Butlers shares:

Tony Hughes	99,827
Mike Bramley	86,371

Following these transactions the Mitchells & Butlers Employee Benefit Trust is interested in 480,992 Mitchells & Butlers plc shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

Victoria M Penrice
Head of Secretariat

0121 498 6514